EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim

Financial Statements

For the three and six months ended

June 30, 2022

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	June 30,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$616,842	$2,257,855
Short-term investments	500,000	550,000
Accounts receivable	432,295	841,567
Prepaid expenses and deposits	53,285	265,436
	1,602,422	3,914,858
Long term assets
Deposits	236,559	234,475
Property and equipment	579,381	624,763
Right of Use Assets (Note 4)	1,525,968	1,943,252
Intellectual property (Note 5)	14,017,766	14,867,023
	$17,962,096	$21,584,371
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 6, 16)	$858,764	$500,625
Current portion of long-term debt	120,370	64,815
Current portion of lease obligations (Note 7)	574,058	532,936
	1,553,192	1,098,376
Long-term liabilities
Long-term debt	879,630	935,185
Long-term lease obligation (Note 7)	895,521	1,369,668
Asset retirement obligation	23,371	22,337
	1,798,522	2,327,190
	3,351,714	3,425,566

Shareholders' equity
Common shares (Note 9): - authorized unlimited Issued: 65,341,775 (2021 - 65,250,710) common shares	95,831,418	95,779,352
Contributed capital	9,397,018	9,381,966
Deficit	(90,618,054)	(87,002,513)
	14,610,382	18,158,805
	$17,962,096	$21,584,371

Going concern (Note 1)

Commitments (Note 8)

Signed “George Liszicasz” Director	Signed “Bruce G. Wilcox” Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[1]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Revenue		Adjusted-Note 2		Adjusted-Note 2
SFD® related revenue (Note 14)	$-	$3,144,373	$-	$3,144,373
Expenses
Survey® related costs, net	306,492	381,696	743,774	647,311
General and administrative expenses (Notes 11, 15, 16)	1,046,677	682,851	1,959,227	1,583,160
Amortization (Note 5)	442,097	444,171	884,534	885,995
	1,795,266	1,508,718	3,587,535	3,116,466
Other expenses (income)
Interest expense, net	7,670	8,421	15,858	13,927
Foreign exchange loss (gain)	(31,355)	88,533	(11,090)	112,961
Intellectual property and other	3,090	7,179	23,236	16,789
	(20,595)	104,133	28,004	143,677

Income (loss) before income taxes	(1,774,671)	1,531,522	(3,615,539)	(115,770)
Income tax expense	-	-	-	-
Net income (loss) and comprehensive income (loss)	$(1,774,671)	$1,531,522	$(3,615,539)	$(115,770)
Net income (loss) per share (Note 10)
Basic	$(0.03)	$0.02	$(0.06)	$0.00
Diluted	$(0.03)	$0.02	$(0.06)	$0.00

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[2]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Cash from (used in):		Adjusted-Note 2		Adjusted-Note 2
Operating activities
Net income (loss)	$(1,774,671)	$1,531,522	$(3,615,539)	$(115,770)
Items not affecting cash:
Stock based compensation expense	108,185	20,713	164,701	40,723
Amortization	442,095	444,171	884,534	885,995
Accretion expense	517	517	1,034	1,035
Non-cash lease costs	(1,814)	(2,934)	(4,837)	(5,868)
Change in carrying amount of right of use assets & lease liabilities	338	5,550	(13,449)	11,851
Unrealized foreign exchange (gain) loss	(23,210)	115,294	(3,333)	134,564
Loss on disposal of assets and lease modification	-	-	11,921	-
Change in non-cash working capital balances (Note 13)	442,481	(1,348,631)	855,748	(1,033,457)
Lease deposit	23,191	-	23,191	-
	991,783	(765,320)	1,919,510	34,843
Net cash from (used in) operating activities	(782,888)	766,202	(1,696,029)	(80,927)

Financing activities
Proceeds from the Employee Share Purchase Plan (Note 11)	12,965	16,590	29,071	36,225
Proceeds from long-term debt	-	1,000,000	-	1,000,000
Repayment of financial liability and lease obligation (Notes 4, 7)	-	(36,638)	(27,950)	(72,829)
Net cash from (used in) financing activities	12,965	979,952	1,121	963,396

Investing activities
Acquisition of intellectual property (Note 5)	-	(50,310)	-	(50,310)
Proceeds from (used in) short-term investments	200,272	(126,307)	50,000	64,954
Net cash from (used in) investing activities	200,272	(176,617)	50,000	14,644

Effect of foreign exchange rate changes on cash and cash equivalents	17,772	(63,769)	3,895	(78,268)

Net increase (decrease) in cash and cash equivalents	(551,879)	1,505,768	(1,641,013)	818,845
Cash and cash equivalents, beginning of the period	1,168,721	2,003,223	2,257,855	2,690,146
Cash and cash equivalents, end of the period	$616,842	$3,508,991	$616,842	$3,508,991

Supplemental information
Cash interest paid(received)	22,484	10,994	21,080	14,808
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[3]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited-expressed in Canadian dollars)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Common Shares		Adjusted-Note 2		Adjusted-Note 2

Balance at beginning of the period	$95,808,189	$95,363,018	$95,779,352	$95,327,123
Issuance of common stock on the Employee Purchase Plan (Note 11)	23,229	29,803	52,066	65,698
Balance at end of the period	95,831,418	95,392,821	95,831,418	95,392,821

Contributed Capital

Balance at beginning of the period	9,389,466	9,359,466	9,381,966	9,355,716
Issuance of equity for intellectual property (Note 5)	-	207,300	-	207,300
Recognition of stock based compensation expense (Note 11)	7,552	7,500	15,052	11,250
Balance at end of the period	9,397,018	9,574,266	9,397,018	9,574,266

Deficit

Balance at beginning of the period	(88,843,383)	(85,581,522)	(87,002,515)	(83,934,230)
Net (loss) income	(1,774,671)	1,531,522	(3,615,539)	(115,770)

Balance at end of the period	(90,618,054)	(84,050,000)	(90,618,054)	(84,050,000)

Total Shareholders' Equity at end of the period	$14,610,382	$20,917,087	$14,610,382	$20,917,087

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[4]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential in both the hydrocarbon and geothermal industries.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

These condensed consolidated interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these condensed consolidated interim financial statements have been issued.

The Company has deferred payment of operating costs, including payroll and other general and administrative costs, and is evaluating alternatives to reduce other costs.  If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

[5]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

NXT continues to develop its pipeline of opportunities to secure new revenue contracts.  However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

Covid-19 Pandemic

As of the date of these unaudited condensed consolidated interim financial statements, the Covid-19 pandemic continues to be a risk to the operations of the Company.  The Company has made provisions so employees can work safely in the office or if necessary from home, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene policies.  Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues.  The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® related revenues in the following ways.  If restrictions on international travel become tighter, our aircraft and personal may not be able to perform project surveys.  An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress.  Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the financial effect to the Company is not known at this time.  Estimates and judgments made by management in the preparation of these condensed consolidated interim financial statements are subject to a higher degree of measurement uncertainty during this period.

Use of Estimates and Judgements

In preparing these condensed consolidated interim financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited consolidated financial statements for the year ended December 31, 2021.  The estimates and assumptions used are based upon management's best estimate as at the date of the condensed consolidated interim financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

[6]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Critical accounting estimates relate primarily to the use of the going concern assumption, estimated useful lives and the valuation of intellectual property, property and equipment and the measurement of stock-based compensation expense.

2.  Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended June 30, 2022 have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”).

Disclosures by Business Entities about Government Assistance

In June 2021 the Financial Accounting Standards Board issued new guidance that increases the transparency of government assistance including the disclosure of the types of assistance, and entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements.  The new guidance is effective for annual periods beginning after December 15, 2021.  The Company adopted ASU 2021-10 on January 1, 2022.

[7]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Leases

During 2021, the Company determined that the amounts previously recorded for the Aircraft lease were calculated incorrectly and the United States Dollar denominated lease liability had not been re-measured to Canadian Dollars each reporting period as required.  The result of these corrections are to reduce the value of both the Right of use assets and Lease obligations, with changes to related income statement.  The Company has determined that the effect of these adjustments are not material.  The Company has recorded the adjustments in the related accounts in the comparative periods in these financial statements. On the balance sheet and income statement, the specific accounts affected are Deposits, Right of use assets, Current portion of lease obligations, Long-term lease obligations, Deficit, SFD® related costs, Interest income (expense), and Foreign exchange loss (gain).  The loss per share in each of the comparative periods did not change as a result of these immaterial corrections.  The table below highlights the changes to each account in the comparative periods presented in these condensed consolidated interim financial statements.  The disclosure in note 10 has also been revised.

Income Statement	For the three months ended June 30, 2021
	As previously reported	Adjustments	Adjusted
SFD® related costs	$383,211	$(1,515)	$381,696
Interest (income) expense	9,036	(615)	8,421
Foreign exchange loss (gain)	84,719	3,814	88,533
Net income	1,533,206	(1,684)	1,531,522
Deficit	(84,044,575)	50,090	(83,994,485)

[8]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Income Statement	For the six months ended June 30, 2021
	As previously reported	Adjustments	Adjusted
SFD® related costs	$648,694	$(1,383)	$647,311
Interest (income) expense	15,151	(1,224)	13,927
Foreign exchange loss (gain)	104,929	8,032	112,961
Net income	(110,345)	(5,425)	(115,770)
Deficit	(84,044,575)	50,090	(83,994,485)

Consolidated Statement of Cash Flows

In the preparation of the annual financial statements as at and for the year ended December 31, 2021, the Company has determined that certain amounts previously recorded were not correctly calculated in the consolidated statements of cash flows for the three and six months ended June 30, 2021.  Not properly reflected were the payments on the financial liability, lease obligation payments and accretion, and application of exchange rates to calculate unrealized foreign exchange (gain) loss including the effect of foreign exchange on changes on cash and cash equivalents.  The adjustments to correct the respective financial statement line items are not material and did not change the Cash, SFD® related revenues, or Net income (loss) accounts or basic and diluted loss per share.  The Company has recorded the adjustments in the related line items in each of the comparative periods.  Line items affected on the Consolidated Statement of Cash Flows by the adjustment are: Non-cash lease costs, Change in the carrying amount of right of use assets and lease liabilities, unrealized foreign exchange (gain) loss, Repayment of financial liability and finance lease obligations, Proceeds from (used in) short-term investments, and Effect of foreign exchange rate changes on cash and cash equivalents.  The table below highlights the changes to each line item in each of the comparative periods.

[9]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Consolidated Statements of cash flows	For the three months ended June 30, 2021
	As previously reported	Adjustments	Adjusted
Net income	$1,533,206	$(1,684)	$1,531,522
Non-cash lease costs	(42,825)	39,891	(2,934)
Change in carrying amount of right of use assets & lease liabilities	-	5,550	5,550
Unrealized foreign exchange (gain) loss	122,413	(7,118)	115,295
Operating activities	729,564	36,638	766,202
Repayment of financial liability and lease obligations	-	(36,638)	(36,638)
Financing activities	1,016,590	(36,638)	979,952
Net increase (decrease) in cash and cash equivalents	1,505,768	-	1,505,768

Consolidated Statements of cash flows	For the six months ended June 30, 2021
	As previously reported	Adjustments	Adjusted
Net loss	$(110,345)	$(5,425)	$(115,770)
Non-cash lease costs	(85,649)	79,781	(5,868)
Change in carrying amount of right of use assets & lease liabilities	-	11,851	11,851
Unrealized foreign exchange (gain) loss	147,942	(13,378)	134,564
Operating activities	(153,756)	72,829	(80,927)
Repayment of financial liability and lease obligations	-	(72,829)	(72,829)
Financing activities	1,036,225	(72,829)	963,396
Net increase (decrease) in cash and cash equivalents	818,845	-	818,845

[10]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

3. Accounts Receivable

	June 30,	December 31,
	2022	2021
Trade receivables	$386,499	$806,460
Other receivables	45,796	35,107
	432,295	841,567
Allowance for doubtful accounts	-	-
Net accounts receivable	432,295	841,567

The entire trade receivable was with one client as at June 30, 2022 and December 31, 2021.  Trade receivables were 181 days past due as at June 30, 2022.

[11]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

4. Right of use assets

	June 30, 2022
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,847,617	$1,260,073	$587,544
Office Building	1,725,414	789,439	935,975
Printer	17,794	15,345	2,449
	3,590,825	2,064,857	1,525,968

	December 31, 2021
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,870,808	$1,073,365	$797,443
Office Building	1,805,447	664,372	1,141,075
Printer	17,794	13,060	4,734
	3,694,049	1,750,797	1,943,252

In the fourth quarter of 2021, the Company determined it was reasonably certain it would extend the term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.  The incremental borrowing rate is 11.2%.  The Company recognized an additional $615,737 Aircraft ROU assets and US$493,166 ($615,570) additional Lease obligations at December 31, 2021.  Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

On March 15, 2022, the Company surrendered 826 square feet of its office building lease to the landlord.  The Company incurred a surrender fee of $14,000.  The Company derecognized the following amounts on its balance sheet in the first quarter.

Right of Use Assets	$80,033
Lease obligations	83,095

[12]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

5.  Intellectual property

Acquisition of SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from Mr. George Liszicasz, President and CEO of NXT (“CEO”) on April 18, 2021.  The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CAD$15,000 signature milestone payment paid in August 2021;
4.	US$200,000 milestone payment which will become due in the event that the Company's cash balance exceeds CAD$5,000,000 due to receipt of specifically defined funds from operations; and
5.

US$250,000 milestone payment which will become due in the event that the Company executes and completes and receives full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed and payment of at least US$5,000,000 is received by April 18, 2023.

As of June 30, 2022, the Company has recognized $275,610 for the acquisition Geothermal Right which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000.  Before the 300,000 common shares were issued by the Company, the value of the common shares was recorded as Contributed capital.  Upon Toronto Stock Exchange (the “TSX”) approval, the amount recognized of $207,300 less issuance costs of $42,697 were reclassified to common shares.  The cost of the remaining two milestones will be recognized when it is deemed probable that these two milestones will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors.  The Board of Directors delegated authority to the special committee to determine when the milestones have been achieved.  As of June 30, 2022 the remaining two milestones are still deemed not probable of being achieved.

The current book value of the Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5 year aggregate total of approximately $68,902.

[13]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from the CEO, and recorded the acquisition as an intellectual property asset on the balance sheet.  The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The Hydrocarbon Right is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	June 30, 2022
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$11,512,767	$13,758,233
SFD® Geothermal Right acquired	275,610	16,077	259,533
	25,546,610	11,528,844	14,017,766

	December 31, 2021
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$10,670,400	$14,600,600
SFD® Geothermal Right acquired	275,610	9,187	266,423
	25,546,610	10,679,587	14,867,023

[14]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

6.  Accounts payable and accrued liabilities

	June 30,	December 31,
	2022	2021
Accrued liabilities related to:
Consultants and professional fees	$289,205	$203,732
Payroll	318,342	79,544
Board of director’s fees	77,500	-
Expenses owed to an executive officer (Note 16)	2,545	11,467
Vacation Accrued	108,082	102,536
	795,674	397,279
Trade payables and other	63,090	103,346
	858,764	500,625

7. Lease obligation

	June 30,	December 31,
	2022	2021
Aircraft	$508,941	$712,762
Office Building	958,437	1,185,356
Printer	2,201	4,486
	1,469,579	1,902,604
Current portion of lease obligations	574,058	532,936
Long-term lease obligations	895,521	1,369,668

[15]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Maturity of lease liabilities:	Weighted Average Remaining Lease Term
2022	$346,911	2.7 years
2023	689,321	2.3 years
2024	377,545	1.7 years
2025	256,104	0.8 years
Total lease payments	1,669,881
Less imputed interest	(200,302)
Total discounted lease payments	1,469,579
Current portion of lease obligations	574,058
Non-current portion of lease obligations	895,521

	Lease Term	Option to Extend	Incremental Borrowing Rate
Aircraft	April 2024	Executed	11.2%
Office Building	September 2025	No	6.1%
Printer	November 2022	No	7.4%

The Company’s total lease expenditures for the six month period ended June 30, 2022 was $450,763 (2021 - $484,266).

8.  Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal period ending December 31,	Office Premises
2022	$111,248
2023	222,496
2024	222,496
2025	166,872
723,112

[16]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

9.  Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three months		For the six months
	ended June 30, 2022		ended June 30, 2021
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	65,250,710	$95,779,352	64,437,790	$95,327,123
Issuance for Employee Share Purchase Plan	91,065	52,066	118,515	65,698
As at the end of the period	65,341,775	95,831,418	64,556,305	95,392,821

10.  Earnings (Loss) per share

	For the three months		For the six months
	ended June 30,		ended June 30,
	2022	2021	2022	2021
	(Adjusted – Note 2)		(Adjusted – Note 2)
Net income (loss) for the period	$(1,774,671)	$1,531,522	(3,615,539)	(115,770)
Weighted average number of shares outstanding for the period:
Basic	65,330,821	64,526,430	65,307,012	64,499,475
Diluted	65,330,821	66,007,218	65,307,012	64,499,475
Net Income (loss) per share – Basic	$(0.03)	$0.02	$(0.06)	$0.00
Net Income (loss) per share – Diluted	$(0.03)	$0.02	$(0.06)	$0.00

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

[17]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

11.  Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at June 30, 2022, include stock options, restricted stock units (“RSUs”), deferred share units (“DSUs”) and the employee share purchase plan (“ESP Plan”).  The following tables provide information about stock option, RSU, DSU, and ESP Plan activity.

For the three months ended June 30,			For the six months ended June 30,
	2022	2021	2022	2021
Stock Option Expense	$7,552	$7,500	$15,052	$11,250
Restricted Stock Units	90,368	19,595	126,654	19,546
Employee Share Purchase Plan	10,265	25,562	22,995	48,357
Total stock based compensation expense	108,185	52,657	164,701	79,153

Stock Options:

The following is a summary of stock options which are outstanding as at June 30, 2022.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.44	21,360	21,360	4.0
$0.51	16,000	16,000	3.3
$0.52	100,000	100,000	2.1
$0.55	30,000	30,000	2.6
$0.59	150,000	150,000	1.3
$0.62	18,050	18,050	4.5
$0.68	14,750	14,750	4.3
$0.68	17,500	17,500	5.0
$0.72	24,460	24,460	4.9
	392,120	392,120	2.5

[18]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 is as follows:

	For the six months ended		For the year ended
	June 30, 2022		December 31, 2021
		weighted		Weighted
	# of stock	average	# of stock	Average
	options	exercise price	options	exercise price
Options outstanding, start of the year	358,660	$0.56	421,000	$0.83
Granted	64,860	$0.70	62,660	$0.56
Expired	-	-	(125,000)	$(1.48)
Cancelled	(31,400)	$(0.51)	-	-
Options outstanding, end of the year	392,120	$0.57	358,660	$0.56
Options exercisable, end of the year	392,120	$0.57	358,660	$0.56

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	June 30,	December 31,
For the period ended	2022	2021
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Weighted average expected volatility in the price of common shares	76%	150%
Weighted average risk free interest rate	2.73%	0.15%
Weighted average fair market value per share at grant date	$0.64	$0.49
Intrinsic (or “in-the-money”) value per share of options exercised	$-	$-

[19]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 are as follows:

	For the six months ended	For the year ended
Opening balance	June 30, 2022	December 31, 2021
Opening balance	37,354	37,354
Granted	-	-
Closing balance	37,354	37,354

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  In the third quarter of 2021, the Company settled the RSUs that vested with shares and cash, and intends to continue to settle the RSUs in shares and cash.

[20]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2021 is as follows:

	For the six months ended,		For the year ended,
	June 30, 2022		December 31, 2021
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the period	696,666	$0.61	1,200,000	$0.79
Granted	-	-	-	-
Common shares issued	-	-	(208,370)	$(0.55)
Payroll withholdings settled in cash	-	-	(139,964)	$(0.55)
Forfeited	-	-	(155,000)	$(0.79)
RSUs outstanding, end of the period	696,666	$0.68	696,666	$0.61

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2022 and 2021 the Company has elected to issue common shares from treasury.

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 is as follows:

	For the six months ended,		For the year ended,
	June 30, 2022		December 31, 2021
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	50,845	$29,070	127,790	$69,260
Matched by the Company	40,220	22,996	102,641	55,733
Bonus match by the Company	-	-	74,119	48,030
Total Common Shares issued	91,065	52,066	304,550	173,023

If the employee does not withdraw common shares from the ESP Plan in the first year of their participation, the Company will match an additional 100% of the employee contributions, up to $15,000 per employee (the “Bonus Match”).  The Company matched employee contributions for a total of $52,867, less any payroll withholdings in 2021.  As at June 30, 2022 the Company has accrued $nil for the Bonus Match ($nil as at December 31, 2021).

[21]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

12.  Financial instruments

a) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables and accrued liabilities, long-term debt and lease obligations.  The carrying value of these financial instruments, excluding lease obligations and long-term debt, approximates their fair values due to their short terms to maturity.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk.  At June 30, 2022, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings.  The majority of the Company’s accounts receivable relate to sales to one customer in the African region and is exposed to foreign country credit risks.  The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts.  The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at June 30, 2022, the Company held net U.S. dollar assets totaling US$273,150.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at June 30, 2022 would have had an approximately $35,191 effect on the unrealized foreign exchange gain or loss for the period.

[22]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

b) Derivative financial instruments

As at June 30, 2022 and December 31, 2021, the Company held no derivative financial instruments.

13.  Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Accounts receivable	148,679	$(1,211,836)	$413,439	$(956,003)
Prepaid expenses and deposits	202,891	(57,212)	212,151	(70,995)
Accounts payable and accrued liabilities	90,911	47,924	230,158	121,048
Contractual obligations	-	(127,507)	-	(127,507)
	442,481	(1,348,631)	855,748	(1,033,457)

14.  Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed.  Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the six month period ended June 30, 2021 were generated solely from a single client and the Hydrocarbon Right.  There were no revenues from the Geothermal Right.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Africa	$-	$3,144,373	$-	$3,144,373

[23]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

15. Government Grants

During the three and six month periods ended June 30, 2021, the Company received government grants through the Canada Emergency Wage Subsidy (“CEWS”) and the Canada Emergency Rent Subsidy (“CERS”).  The CEWS and CERS were recognized as a reduction to general and administrative expenses.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
CEWS	$-	$149,028	$-	$149,028
CERS	-	118,801	-	118,801
Government grants recognized	-	267,829	-	267,829

16.  Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities includes a total of $28,162 ($16,000 as at December 31, 2021) payable to this law firm.

Accounts payable and accrued liabilities includes $2,545 ($11,467 as at December 31, 2021) related to reimbursement of expenses owing to an executive officer and $77,500 ($nil as at December 31, 2021) for Board of Director’s fees.

A company owned by a family member of an executive officer was contracted to provide presentation design services to the Company during 2021.

The Geothermal Right was acquired from the Company’s CEO on April 18, 2021. As discussed in Note 5, the Company acquired the Geothermal Right from its Chairman, President and Chief Executive Officer, Mr. Liszicasz.

	For three months ended June 30,		For the six-month period ended June 30
	2022	2021	2022	2021
Legal Fees	$19,491	$33,231	$30,456	$50,611
Design Services[1]	-	-	-	4,013

1.	US$3000

[24]